SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE BOARD OF DIRECTORS EXTRAORDINARY MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON DECEMBER 26, 2012, DRAWN UP IN SUMMARY FORMAT.

Company Registry (NIRE): 35300396090

1.         Date:              December 26, 2012.

2.         Time:             6:00 p.m.

3.         Venue:           Av. Brig. Faria Lima, 3400, 20º andar, São Paulo, SP, via conference call.

4.         Attendance: Benjamin Steinbruch (Chairman), Antonio Francisco dos Santos, Fernando Perrone, Yoshiaki Nakano, Jacks Rabinovich, Rubens dos Santos and Claudia Maria Sarti (Secretary of the Board of Directors’ Meeting).

6.         Matters discussed: 6.1 - Dividends – The Board of Directors, by unanimous vote of attendees, pursuant to Article 31 of the Company’s Bylaws and Article 204, paragraph 2, of Law 6404/76, approved, as an advance of the mandatory minimum dividend, the payment of dividends to shareholders arising from the profit reserves account – working capital, in the amount of R$300,000,000.00, corresponding to R$0.20576 per outstanding share, not subject to withholding income tax (IRRF), pursuant to legislation in force. The amounts will be paid or credited to shareholders resident in Brazil as of January 7, 2013. As dividends approved hereof are an advance to the minimum mandatory dividend, such approval shall be ratified at the next Annual Shareholders’ Meeting.

I hereby certify that the resolutions transcribed herein are faithful to the original minutes filed in the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti

General Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 27, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.